================================================================================




                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                February 13, 2004





                               LIHIR GOLD LIMITED


                             Level 7, Pacific Place
                      Cnr Champion Parade / Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)




================================================================================

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.





LIHIR GOLD LIMITED




By: /s/ MARK LAURIE
    Name   Mark Laurie
    Title: Company Secretary

Date: February 13, 2004

                                                                     APPENDIX 3Y
                                            CHANGE OF DIRECTOR'S INTEREST NOTICE
--------------------------------------------------------------------------------

                                                                    Rule 3.19A.2

                                   APPENDIX 3Y

                      CHANGE OF DIRECTOR'S INTEREST NOTICE

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

NAME OF ENTITY        LIHIR GOLD LIMITED

ABN                   069 803 998


We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

NAME OF DIRECTOR           ROSS GARNAUT

DATE OF LAST NOTICE        2 JANUARY 2002


PART 1 - CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

DIRECT OR INDIRECT INTEREST                             DIRECT

NATURE OF INDIRECT INTEREST
(INCLUDING REGISTERED HOLDER)

Note: Provide details of the circumstances giving rise to the relevant interest.


DATE OF CHANGE                                          23 JANUARY 2004

NO. OF SECURITIES HELD PRIOR TO CHANGE                  50,000

CLASS                                                   ORDINARY

NUMBER ACQUIRED                                         3,225

NUMBER DISPOSED

VALUE/CONSIDERATION                                     $4998.75

Note: If consideration is non-cash, provide details and estimated valuation

NO. OF SECURITIES HELD AFTER CHANGE                     53,225

NATURE OF CHANGE                                        PURCHASE UNDER SHARE
                                                        PURCHASE PLAN ANNOUNCED
Example: on-market trade, off-market trade, exercise    ON 12 NOVEMBER 2003.
of options, issue of securities under dividend reinvestment plan, participation in buy-back


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.
Appendix 3Y Page 1

APPENDIX 3Y
CHANGE OF DIRECTOR'S INTEREST NOTICE
--------------------------------------------------------------------------------


PART 2 - CHANGE OF DIRECTOR'S INTERESTS IN CONTRACTS

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.


DETAIL OF CONTRACT

NATURE OF INTEREST

NAME OF REGISTERED HOLDER
(IF ISSUED SECURITIES)

DATE OF CHANGE

NO. AND CLASS OF SECURITIES TO WHICH
INTEREST RELATED PRIOR TO CHANGE

Note: Details are only required for a
contract in relation to which the
interest has changed

INTEREST ACQUIRED

INTEREST DISPOSED

VALUE/CONSIDERATION

Note: If consideration is non-cash,
provide details and an estimated
valuation

INTEREST AFTER CHANGE


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.
Appendix 3Y Page 1

                                                                     APPENDIX 3Y
                                            CHANGE OF DIRECTOR'S INTEREST NOTICE
--------------------------------------------------------------------------------


                                   APPENDIX 3Y

                      CHANGE OF DIRECTOR'S INTEREST NOTICE

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

NAME OF ENTITY        LIHIR GOLD LIMITED

ABN                   069 803 998


We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.


NAME OF DIRECTOR                PETER CASSIDY

DATE OF LAST NOTICE             4 JUNE 2003


PART 1 - CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

DIRECT OR INDIRECT INTEREST                             DIRECT

NATURE OF INDIRECT INTEREST
(INCLUDING REGISTERED HOLDER)

Note: Provide details of the circumstances giving rise to the relevant interest.

DATE OF CHANGE                                          23 JANUARY 2004

NO. OF SECURITIES HELD PRIOR TO CHANGE                  10,000

CLASS                                                   ORDINARY

NUMBER ACQUIRED                                         3,225

NUMBER DISPOSED

VALUE/CONSIDERATION                                     $4998.75

Note: If consideration is non-cash, provide details and estimated valuation


NO. OF SECURITIES HELD AFTER CHANGE                     13,225

NATURE OF CHANGE                                        PURCHASE UNDER SHARE
                                                        PURCHASE PLAN ANNOUNCED
Example: on-market trade, off-market trade, exercise    ON 12 NOVEMBER 2003.
of options, issue of securities under dividend reinvestment plan, participation in buy-back


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3Y Page 1

APPENDIX 3Y
CHANGE OF DIRECTOR'S INTEREST NOTICE
--------------------------------------------------------------------------------


PART 2 - CHANGE OF DIRECTOR'S INTERESTS IN CONTRACTS

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.


DETAIL OF CONTRACT

NATURE OF INTEREST

NAME OF REGISTERED HOLDER
(IF ISSUED SECURITIES)

DATE OF CHANGE

NO. AND CLASS OF SECURITIES TO WHICH
INTEREST RELATED PRIOR TO CHANGE

Note: Details are only required for a
contract in relation to which the
interest has changed

INTEREST ACQUIRED

INTEREST DISPOSED

VALUE/CONSIDERATION

Note: If consideration is non-cash,
provide details and an estimated
valuation


INTEREST AFTER CHANGE


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3Y Page 2